Filed by Crimson Exploration Inc.
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Crimson Exploration Inc.
Commission File No.: 001-12108

Script for April 30, 2013 Conference Call

Contango Oil & Gas and Crimson Exploration

Joe Romano
President and CEO of Contango Oil & Gas

Good morning everyone, my name is Joe Romano; I am the President and CEO of Contango Oil & Gas. I am joined today by Allan Keel the President and CEO of Crimson Exploration and by Joe Grady the Chief Financial Officer of Crimson.

Before we begin, I want to remind everyone that the discussion this morning may contain forward-looking statements concerning the proposed transaction between Contango and Crimson, the expected timetable for completing the proposed transaction, its financial and business impact, management’s beliefs and objectives with respect thereto, and management’s current expectations for future operating and financial performance.  Such statements are based on assumptions we believe to be appropriate under the current circumstances and therefore should be considered in that context. There's a slide deck posted to Contango’s and Crimson’s websites this morning that further outlines the forward-looking statements as well as provides an overview of the transaction in detail.

I am very pleased today to announce that Contango Oil & Gas has entered into a Merger Agreement whereby it will acquire Crimson Exploration in a stock for stock transaction valued at approximately $390MM, including assumed debt. To quickly summarize the transaction, each Crimson share will be exchanged for approximately 0.08 shares of Contango stock. The Crimson shareholders will own 20.3% of Contango Oil and Gas following closing of the merger. Contango will assume the $244MM of existing Crimson debt with the anticipation of refinancing the debt at a lower blended rate at closing.

The combined company will have an enterprise value of nearly $1 billion, at current prices, approximately 101 mmcfepd of net production, 312 Bcfe of proved reserves and over 1 Tcfe of estimated total resource potential. This transaction will continue Contango’s strategy of building shareholder value through the drill bit and will address a number of our long term objectives. The contemplated merger with Crimson is immediately accretive to Contango’s cash flow per share.

My excitement though is tempered by the recent passing of my very good friend Ken Peak, Contango’s founder and Chairman. Ken was a wonderful man; he was smart but humble and very funny. Ken’s enthusiasm for everything he did was endearing. Ken committed himself over the past 13 years to his work and the Company he founded. He took great pride in the success of Contango and its legacy of creating shareholder value. He will be sorely missed by his family, friends, Contango employees, and business colleagues.

Over the past few months, Contango personnel have spent a great deal of time with the Crimson team. We like their reserves, we like their prospects and we like their people. Crimson Exploration is a publicly traded independent oil and natural gas company that has historically focused its operations in the onshore U.S. Gulf Coast, Texas and Colorado regions. Over the past few years, Crimson has shifted its strategic focus to include the Woodbine oil play in Southeast Texas, and the Eagle Ford Shale and Buda oil plays in South Texas. Crimson is also monitoring activity adjacent to its acreage positions prospective for the Niobrara Shale oil play in Colorado and the James Lime liquids play in East Texas. We believe these plays provide significant long-term growth potential from multiple formations. Crimson has done a wonderful job of setting these properties up for large scale future development, which we expect to undertake upon closing.

Through this merger, we will be creating a larger, more diverse company with improved growth characteristics and an enhanced exposure to a balanced offshore Gulf of Mexico and onshore Texas production profile. Crimson’s liquids-focused drilling program in several unconventional resource positions adds further scale to our existing asset base while significantly increasing our exposure to oil. All of our pro forma key areas will have the critical mass to grow organically for years to come and the conservatively capitalized balance sheet will position the combined company to implement an accelerated, liquids-focused drilling program. In short, Crimson is the right partner at the right time in our Company’s history, and we are excited about the opportunities it presents for our future growth.

As a show of support for the proposed transaction, a number of key parties on both sides have entered into, voting agreements supporting the deal.  This group includes: the estate of Ken Peak, Mr. Brad Juneau, members of the senior management teams of Contango and Crimson, and affiliates of Oaktree Capital Management (Crimson’s largest shareholder).  We appreciate their support and are glad they share our vision for this combined company.

Following closing the transaction, I will continue to be Chairman of the Board of Contango along with being Chairman of the newly-created Investment Committee. Allan Keel will become Contango’s new President and CEO, and also serve on the Investment Committee. Joe Grady will become the Company’s new SVP and CFO. Many of you know Brad Juneau; we will continue to benefit from Brad’s knowledge and experience through his role as a director on our board and he will continue to generate Gulf of Mexico prospects for us with the support of his exploration team. Our Board will increase to 8 members comprised of 5 from Contango and 3 from Crimson.

This transaction is subject to various closing conditions including the required approval of both Contango and Crimson stockholders and customary regulatory approvals.  We anticipate closing to occur in the third quarter of 2013.

We really do see this as a win-win for both Contango and Crimson. Our strategy to build shareholder value through the drill bit is well underway. I want to take a moment and thank the Crimson management and all of our employees and advisors for the energy they have put into making this transaction come together.

I will now turn it over to Allan Keel for his comments.

Allan D. Keel
President and CEO, Crimson Exploration, Inc.

Thank you, Joe. First let me start by expressing how excited I am to be discussing this merger and partnership with Contango. This is an incredible moment for our companies, investors and employees. This transaction will significantly enhance value to investors in both Contango and Crimson by creating an enterprise that will benefit from a more diversified asset base and increases in scale, liquidity and cash flow.  Joe Romano and I have a shared vision of a combined company that grows by the drill-bit while maintaining the financial flexibility to opportunistically consider accretive acquisitions that would further enhance our scale, profitability and prospects for growth.

Over the last few months the Crimson team has enjoyed getting to know the Contango team and has gained a deep respect for the company and assets that Ken Peak, Brad Juneau, John Miller and others have built through their offshore exploration success. I’d also like to express my condolences to Ken’s family and many friends, as well as the Contango staff, for their loss. Ken was admired across the industry for his entrepreneurial spirit and great success in the offshore arena. Having personally spent time in the offshore side of the industry for over 25 years, I understand and appreciate the world-class quality of the wells this team has discovered in the Gulf of Mexico.

From Crimson’s perspective the strategic rationale for the transaction is very straight forward, and we believe this transaction is the best way for Crimson to enhance value for its shareholders. The months leading up to this transaction Crimson conducted a strategic alternatives review that examined various scenarios to increase shareholder value. The merger with Contango is what we believe is the best approach to achieving Crimson’s goals of increasing float, deleveraging our balance sheet, and positioning the company to increase drilling activity.  The proposed merger will allow Crimson to accelerate development, which is the key to unlocking the value of Crimson’s significant portfolio of liquids-rich, high-return drilling opportunities in our Woodbine, Buda and Eagle Ford areas, amongst others.  The combined company will have a balanced and diversified asset base with exposure to some of the top producing basins in the country. Further, the cash on the balance sheet at Contango and increased scale of the combined company will provide increased liquidity and access to capital, enabling the combined company greater flexibility for capital markets or M&A activity in the future.  As Joe mentioned, we also see this as a win-win scenario for our shareholders.

Upon closing the transaction, we anticipate ramping up the combined company’s 2013 capital plan to approximately $130 million.  This capital will be allocated among our onshore plays that are characterized by lower cost/lower risk liquids-rich opportunities, and our offshore prospects that are higher risk/high potential impact projects.  Onshore, we will continue to focus on our Woodbine position in Madison and Grimes counties, our Buda and Eagle Ford acreage in South Texas, and the emerging James Lime liquids play in East Texas.  In the Gulf of Mexico, our inventory of exploratory prospects developed by Juneau Exploration will enable us to test some high potential targets.  Over the long term, we will constantly seek to distribute capital to our highest-return projects while optimizing our development plan and maintaining financial flexibility to consider new opportunities.

We believe this combination to be an extremely unique opportunity to join two talented management teams with complementary assets and company profiles for a combined company primed for accelerated growth. We are truly excited about the future of the new Contango.  With that, I will now turn the call over to Joe Grady, Crimson’s SVP and Chief Financial Officer who will provide a little more color on the transaction specifics.

E. Joseph Grady
Senior Vice President & CFO, Crimson Exploration Inc.
Thank you Allan, I'd like to take a moment to highlight the capitalization and liquidity of the combined company. After that, we'll open it up for questions.

This all-stock transaction has the benefit of reducing leverage at Crimson, and the associated cost of capital, improving trading liquidity and increasing dramatically the capacity for the combined entity to invest, on a more aggressive timeline, in a combination of Crimson’s vast inventory of onshore drilling opportunities and Contango’s set of potentially high-impact Gulf of Mexico prospects. We plan to expand our revolving credit facility capacity to access low cost capital, and combined with cash on hand at closing, retire Crimson’s  2nd Lien facility. We expect to still have significant revolver availability, an excellent credit profile and strong cash flow. The early retirement of Crimson’s 2nd lien facility with the expanded revolver capacity will also significantly reduce Crimson’s net annual interest cost by approximately 75%, or roughly $15 million on an annual basis. After closing the merger, we will monitor the currently robust debt capital markets to potentially refinance the outstandings under the revolver with an attractive longer term financing instrument that would then free up revolver capacity to provide the Company with ample financial flexibility to pursue strategic acquisition opportunities.

Our pro forma credit profile, at closing, will be very strong. Pro forma net debt to total book capitalization is estimated to be 24%, our debt per mcfe of proved developed reserves is estimated to be in the $0.65/mcfe range and our debt to LTM EBITDAX is .9X. Not only will we have an excellent financial profile, that profile will be complemented by a very strong cash flow stream that is forecasted to entirely fund a $250-$300 million capital program over the next two years following closing of the merger. The combined company will benefit from a strong balance sheet and cash flow and low cost of capital that will allow us to focus on maximizing returns to our shareholders through production and reserve growth from a high quality, diverse, risk balanced capital program. We plan to maintain a conservative balance sheet in order to maintain financial flexibility going forward. I should also note that post-closing; we anticipate adjusting Contango’s fiscal June 30th year-end to a calendar year.

To conclude, I’d also like to express my enthusiasm to serve as CFO of the combined entity. Both sides of the transaction recognize the many benefits of the combination and we are all excited to be a part of the new Contango. I will now turn the call over to the operator for questions. We request that questions be limited to the benefits of the merger, the comments made here, the press release and materials made available on each company’s website. We expect to provide more detailed, specific information regarding our future plans in a registration statement on Form S-4 to be filed with the SEC, hopefully within the next 30 days.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Contango Oil & Gas Company (“Contango”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which will include a preliminary joint proxy statement that will constitute a prospectus of Contango. Contango and Crimson Exploration Inc. (“Crimson”) also plan to file other documents with the SEC regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to stockholders of Crimson. INVESTORS AND SECURITY HOLDERS OF CRIMSON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents containing important information about Contango and Crimson, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Contango will be available free of charge on Contango’s internet website at www.contango.com or by contacting Contango’s Investor Relations Department at 713-960-1901. Copies of the documents filed with the SEC by Crimson will be available free of charge on Crimson’s internet website at www.crimsonexploration.com or by contacting Crimson’s Investor Relations Department at 713-236-7571.

Participants in the Solicitation

Contango, Crimson, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Crimson and Contango in connection with the proposed transaction. Information about the directors and executive officers of Crimson is set forth in Crimson’s proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 3, 2013. Information about the directors and executive officers of Contango is set forth in Contango’s proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on October 12, 2012. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. Free copies of these documents can be obtained using the contact information above.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934. These include statements regarding the effects of the proposed merger, estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties and are typically identified by words or phrases such as “may,” “will,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. For example, statements regarding future financial performance, future competitive positioning and business synergies, future acquisition cost savings, future accretion to earnings per share, future market demand, future benefits to stockholders, future economic and industry conditions, the proposed merger (including its benefits, results, effects and timing), the attributes of Crimson as a subsidiary of Contango and whether and when the transactions contemplated by the merger agreement will be consummated, are forward-looking statements within the meaning of federal securities laws.

These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond the companies’ control, which could cause actual benefits, results, effects and timing to differ materially from the results predicted or implied by the statements.  These risks and uncertainties include, but are not limited to:  the failure of the stockholders of Contango or the stockholders of Crimson to approve the proposed merger; the risk that the conditions to the closing of the proposed merger are not satisfied; the risk that regulatory approvals required for the proposed merger are not obtained or are obtained subject to conditions that are not anticipated; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; uncertainties as to the timing of the proposed merger; competitive responses to the proposed merger; costs and difficulties related to the integration of Crimson’s business and operations with Contango’s business and operations; the inability to or delay in obtaining cost savings and synergies from the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; the outcome of pending or potential litigation; the inability to retain key personnel; uncertainty of the expected financial performance of Contango following completion of the proposed merger; and any changes in general economic and/or industry specific conditions.

Contango and Crimson caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Contango’s and Crimson’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC’s website, http://www.sec.gov.  All subsequent written and oral forward-looking statements concerning Contango, Crimson, the proposed transaction or other matters and attributable to Contango and Crimson or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Each forward looking statement speaks only as of the date of the particular statement, and neither Contango nor Crimson undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.